SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2013

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 22, 2013 10:00 AM (Local time)

2. Place	4th Floor, SK Telecom Boramae Building, 58 Boramae-Gil, Gwanak-gu, Seoul, Korea

3. Agenda

1.      Approval of Financial Statements for the 29th Fiscal Year

2.      Amendment to the Articles of Incorporation

3.      Approval of the Appointment of Directors as set forth in Item 3 of the Company’s agenda enclosed herewith

3.1    Election of an Executive Director (Cho, DaeSik)

3.2    Election of an Independent Non-Executive Director
(Oh, DaeShick)

4.      Approval of the Appointment of a Member of the Audit Committee
(Oh, DaeShick)

5.      Approval of Ceiling Amount of the Remuneration for Directors

4. Date of the resolution by the Board of Directors	February 21, 2013

- Attendance of external directors	Present	5
	Absent	0

5. Other Noteworthy Matters	-

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 29th Fiscal Year

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2012

(In millions of won)	December 31, 2012		December 31, 2011
Assets
Current Assets:
Cash and cash equivalents	(Won)	920,125	1,650,794
Short-term financial instruments		514,417	979,564
Short-term investment securities		60,127	94,829
Accounts receivable - trade, net		1,954,920	1,823,170
Short-term loans, net		84,908	100,429
Accounts receivable - other, net		582,098	908,836
Prepaid expenses		102,572	118,200
Derivative financial assets		9,656	148,038
Inventories, net		242,146	219,590
Non-current assets held for sale		775,556	—
Advanced payments and other		47,896	74,029

Total Current Assets		5,294,421	6,117,479

Non-Current Assets:
Long-term financial instruments		144	7,628
Long-term investment securities		953,713	1,537,945
Investments in associates		4,632,477	1,384,605
Property and equipment, net		9,712,719	9,030,998
Investment property		27,479	271,086
Goodwill		1,744,483	1,749,933
Intangible assets		2,689,658	2,995,803
Long-term loans, net		69,299	95,565
Long-term accounts receivable - other		—	5,393
Long-term prepaid expenses		31,341	567,762
Guarantee deposits		236,242	245,218
Long-term derivative financial assets		52,992	105,915
Deferred tax assets		124,098	227,578
Other non-current assets		26,494	23,128

Total Non-Current Assets		20,301,139	18,248,557

Total Assets	(Won)	25,595,560	24,366,036

See accompanying notes to the consolidated financial statements.

(In millions of won)	December 31, 2012		December 31, 2011
Liabilities and Equity
Current Liabilities:
Short-term borrowings	(Won)	600,245	700,713
Current portion of long-term debt, net		892,867	1,662,841
Accounts payable - trade		253,884	195,391
Accounts payable - other		1,811,038	1,507,877
Withholdings		717,170	496,860
Accrued expenses		890,863	744,673
Income tax payable		60,253	293,725
Unearned revenue		258,692	290,791
Derivative financial liabilities		—	4,645
Provisions		287,307	657,198
Advanced receipts and other		108,272	118,876
Liabilities classified as held for sale		294,305	—

Total Current Liabilities		6,174,896	6,673,590

Non-Current Liabilities:
Debentures, net, excluding current portion		4,979,220	3,229,009
Long-term borrowings, excluding current portion		369,237	323,852
Long-term payables - other		715,508	847,496
Long-term unearned revenue		160,820	212,172
Finance lease liabilities		22,036	41,940
Defined benefit obligation		86,521	85,941
Long-term derivative financial liabilities		63,599	—
Long-term provisions		106,561	142,361
Other non-current liabilities		62,379	76,966

Total Non-Current Liabilities		6,565,881	4,959,737

Total Liabilities		12,740,777	11,633,327

Equity
Share capital		44,639	44,639
Capital deficit and other capital adjustments		(288,882)	(285,347)
Retained earnings		12,124,657	11,642,525
Reserves		(25,636)	260,064

Equity attributable to owners of the Parent Company		11,854,778	11,661,881
Non-controlling interests		1,000,005	1,070,828

Total Equity		12,854,783	12,732,709

Total Liabilities and Equity	(Won)	25,595,560	24,366,036

See accompanying notes to the consolidated financial statements.

(In millions of won except for per share data)	2012		2011

Continuing operations
Operating revenue:
Revenue	(Won)	16,300,479	15,926,468

Operating expense:
Labor cost		1,283,305	1,173,247
Commissions paid		6,025,091	5,611,325
Depreciation and amortization		2,432,287	2,296,479
Network interconnection		1,057,145	1,264,109
Leased line		468,785	474,018
Advertising		400,076	374,269
Rent		424,476	401,706
Cost of products that have been resold		1,297,205	959,276
Other operating expenses		1,151,938	1,076,426

Sub-total		14,540,308	13,630,855

Operating income		1,760,171	2,295,613

Finance income		447,210	442,325
Finance costs		(638,297)	(343,776)
Gains (losses) related to investments in subsidiaries associates, net		(24,279)	(47,149)
Other non-operating income		196,034	47,428
Other non-operating expenses		(189,952)	(153,752)

Income before income tax	(Won)	1,550,887	2,240,689

See accompanying notes to the consolidated financial statements.

(In millions of won except for per share data)	2012		2011
Income tax expense from continuing operations	(Won)	295,887	608,955

Net income from continuing operations		1,255,000	1,631,734

Discontinued operation
Income (loss) from discontinued operation, net of income taxes		(139,337)	(49,661)

Net income for the period	(Won)	1,115,663	1,582,073

Attributable to :
Owners of the Parent Company	(Won)	1,151,705	1,612,889
Non-controlling interests		(36,042)	(30,816)

Earnings per share
Basic earnings per share	(Won)	16,525	22,848

Diluted earnings per share	(Won)	16,141	22,223

Earnings per share - Continuing operations
Basic earnings per share	(Won)	18,246	23,544

Diluted earnings per share	(Won)	17,806	22,898

See accompanying notes to the consolidated financial statements.

(In millions of won)	2012		2011

Net income	(Won)	1,115,663	1,582,073

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets		(149,082)	(433,546)
Net change in other comprehensive income of investments in associates		(82,513)	(2,173)
Net change in unrealized fair value of derivatives		(23,361)	29,236
Foreign currency translation differences for foreign operations		(49,538)	40,673
Actuarial losses, net, on defined benefit obligations		(15,048)	(25,275)

		(319,542)	(391,085)

Total comprehensive income	(Won)	796,121	1,190,988

Total Comprehensive Income Attributable to:
Owners of the Parent Company	(Won)	851,565	1,206,577
Non-controlling interests		(55,444)	(15,589)

See accompanying notes to the consolidated financial statements.

(In millions of won)
	Controlling interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2011	(Won)	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(668,293)	—	(668,293)	(2,226)	(670,519)
Treasury stock		—	(208,012)	—	—	(208,012)	—	(208,012)
Total comprehensive income
Net income (loss)		—	—	1,612,889	—	1,612,889	(30,816)	1,582,073
Other comprehensive income (loss)		—	—	(23,320)	(382,992)	(406,312)	15,227	(391,085)
Effect of change in income tax rate		—	(2,980)	—	—	(2,980)	—	(2,980)
Changes in subsidiaries		—	4,598	—	—	4,598	10,635	15,233

Balance, December 31, 2011	(Won)	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709

Balance, January 1, 2012	(Won)	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Net income (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)
Changes in subsidiaries		—	(3,535)	—	—	(3,535)	(13,246)	(16,781)

Balance, December 31, 2012	(Won)	44,639	(288,882)	12,124,657	(25,636)	11,854,778	1,000,005	12,854,783

See accompanying notes to the consolidated financial statements.

(In millions of won)	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Net income for the period	(Won)	1,115,663	1,582,073
Adjustments for income and expenses		3,289,862	3,225,682
Changes in assets and liabilities related to operating activities		204,308	2,180,223

Sub-total		4,609,833	6,987,978
Interest received		88,711	156,745
Dividends received		27,732	34,521
Interest paid		(363,686)	(301,632)
Income tax paid		(362,926)	(571,217)

Net cash provided by operating activities		3,999,664	6,306,395

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		464,531	—
Decrease in short-term investment securities, net		65,000	125,000
Collection of short-term loans		282,658	194,561
Proceeds from disposal of long-term financial instruments		23	5
Proceeds from disposal of long-term investment securities		511,417	256,666
Proceeds from disposal of investments in associates		1,518	6,381
Proceeds from disposal of property and equipment		271,122	35,197
Proceeds from disposal of investment property		43,093	—
Proceeds from disposal of intangible assets		21,048	3,833
Collection of long-term loans		11,525	33,824
Decrease of deposits		41,785	—
Proceeds from disposal of other non-current assets		1,853	4,122
Proceeds from disposal of business		89,002	—
Proceeds from disposal of a subsidiary		26,651	66,277

Sub-total		1,831,226	725,866
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	(412,256)
Increase in short-term loans		(245,465)	(233,189)
Increase in long-term loans		(3,464)	(13,856)
Increase in long-term financial instruments		(16)	(7,516)
Acquisition of long-term investment securities		(92,929)	(323,246)
Acquisition of investments in associates		(3,098,833)	(239,975)
Acquisition of property and equipment		(3,394,349)	(2,960,556)
Acquisition of investment property		(129)	(86,285)
Acquisition of intangible assets		(146,249)	(598,437)
Increase in asset held for sale		(51,831)	—
Increase in deposits		(43,534)	—
Increase in other non-current assets		(8,619)	(3,071)
Acquisition of business, net of cash acquired		(43,389)	—
Decrease in cash due to disposal		(12,004)	(82,533)
Cash outflows from transaction of derivatives		—	(4,007)

Sub-total		(7,140,811)	(4,964,927)

Net cash used in investing activities	(Won)	(5,309,585)	(4,239,061)

See accompanying notes to the consolidated financial statements.

(In millions of won)	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	—	174,222
Issuance of debentures		2,098,352	1,129,533
Proceeds from long-term borrowings		2,059,004	92,367
Cash inflows from settlement of derivatives		87,899	—
Increase in cash from the consolidated capital transaction		—	5,769

Sub-total		4,245,255	1,401,891
Cash outflows for financing activities:
Repayment of short-term borrowings		(61,401)	—
Repayment of current portion of long-term debt		(102,672)	(224,581)
Repayment of debentures		(1,145,691)	(842,160)
Repayment of long-term borrowings		(1,660,510)	(512,377)
Cash outflows from transaction of derivatives		(5,415)	(25,783)
Payment of finance lease liabilities		(20,794)	—
Payment of dividends		(655,133)	(668,293)
Acquisition of treasury stock		—	(208,012)
Decrease in cash from the consolidated capital transaction		(8,372)	—

Sub-total		(3,659,988)	(2,481,206)

Net cash provided by (used in) financing activities		585,267	(1,079,315)

Net increase (decrease) in cash and cash equivalents		(724,654)	988,019
Cash and cash equivalents at beginning of the period		1,650,794	659,405
Effects of exchange rate changes on cash and cash equivalents		(6,015)	3,370

Cash and cash equivalents at end of the year	(Won)	920,125	1,650,794

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Institutional investors and other minority stockholders	49,331,547	61.09
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2012 and 2011 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.(*)	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.(*)	Korea	Base station maintenance service	—	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal services	100.0	100.0
Broadband CS Co., Ltd.(*)	Korea	Customer Q&A and services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2012	Dec. 31, 2011
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.(*)	Korea	Database & on-line information service	—	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real estate investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.(*)	China	Investment association	100.0	—
SK China Real Estate Co., Ltd.	Hong Kong	Real estate investment	99.4	99.4
SK Planet Japan(*)	Japan	Digital contents sourcing service	100.0	—
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.(*)	Singapore	Digital contents sourcing service	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.(*)	USA	Digital contents sourcing service	100.0	—
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP	Cayman	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	(Won)	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.(*1)		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*2)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.(*1)		25,784	—	25,784	—	—
SK Planet Japan(*1)		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.(*1)		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.(*1)		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*3)		51,065	205	50,860	—	(4,324)

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	(Won)	420,829	228,687	192,142	416,545	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	260,573	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	32,770	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,176	21,398
Stonebridge Cinema Fund		18,506	196	18,310	3	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	54,725	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	74,982	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,285,845	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,418	(49)
Broadband media Co., Ltd.		89,915	356,816	(266,901)	64,867	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	73,935	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Corporation		289,062	143,883	145,179	1,078,668	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	129,350	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	122,580	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,642	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,846	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	279,466	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,939	(232)
SKY Property Mgmt. Ltd.(*1)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	13,740	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*2)		50,643	530	50,113	—	(2,056)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly acquired or excluded from consolidation during the year ended December 31, 2012 is as follows:

1) Newly acquired subsidiaries

Subsidiary	Reason
Madsmart, Inc.	Acquired ownership interest
SK Global Healthcare Business Group., Ltd.	Newly invested
SK Planet Japan	Newly invested
SK Planet Global PTE. Ltd.	Newly invested
SKP America LLC.	Newly invested

2) Excluded subsidiaries

Subsidiary	Reason
Ntreev Soft Co., Ltd.(*)	The Parent Company sold its investment during the period.
Broadband D&M Co., Ltd.	Merged into SK Broadband Co., Ltd. during the period.
Broadband CS Co., Ltd.	Merged into SK Broadband Co., Ltd. during the period.
Service-In Co., Ltd.	The Parent Company sold its investment during the period.

(*)	The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of its investment to NCsoft Corporation and recognized a gain on the disposal of (Won) 66,006 million during the year ended December 31, 2012, which is included in gains(losses) related to investments in associates, net, in the accompanying consolidated statements of income.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

2.	Basis of Preparation, Continued

(3)	Functional and presentation currency

Financial statements of separate entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

—

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: provisions, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

—

(5)	Changes in accounting policies

1) Changes in accounting policies

(i) Financial Instruments: Disclosures

The Group has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(ii) Presentation of financial statements

The Group adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Group’s operating profit (loss) is calculated as revenue less: (1) cost of goods sold, and (2) selling, general and administrative expenses, and is presented separately in the statement of income.

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, Continued

2) Impact of change in accounting policy

The Group retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	2012		2011
Operating income before adoption of the amendment	(Won)	1,766,254	2,189,289
Differences:
Other non-operating income
Fees revenues		(3,982)	(5,264)
Gain on disposal of property and equipment and intangible assets		(162,590)	(6,275)
Others		(29,462)	(35,889)

		(196,034)	(47,428)
Other non-operating expense
Impairment loss on property and equipment and intangible assets		38,623	2,580
Loss on disposal of property and equipment and intangible assets		11,398	16,372
Donations		81,357	90,115
Bad debt for accounts receivable – other		30,107	12,847
Others		28,466	31,838

		189,951	153,752

Operating income after adoption of the amendment	(Won)	1,760,171	2,295,613

(6)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

(7)	Authorization for issuance of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 4. Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

(ii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(iv)	Changes in the Parent Company’s ownership interest in a subsidiary

Changes in the Parent Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss. The difference between the consideration and the adjustments made to non-controlling interest is recognized directly in equity attributable to the owners of the Parent Company.

3.	Significant Accounting Policies, Continued

(3)	Business combination

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract.

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105, ‘Non-current Assets Held for Sale’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

3.	Significant Accounting Policies, Continued

(3)	Business combination, Continued

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

(ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(iii)	Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are revised.

The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity except that any share capital of the acquired entities is recognized as part of share premium.

(4)	Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

3.	Significant Accounting Policies, Continued

(4)	Associates, Continued

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(5)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. If equity instruments have predetermined redemption date and a period from the acquisition date to the redemption date is short, such as preferred stocks, such equity instruments are included in cash and cash equivalents.

(6)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(7) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Significant Accounting Policies, Continued

(7)	Non-derivative financial assets, Continued

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Significant Accounting Policies, Continued

(8)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(8)	Derivative financial instruments, including hedge accounting

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(9)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

3.	Significant Accounting Policies, Continued

(9)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(10)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(10)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and Structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(11)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(12)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over 3~20 years as estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(13)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

3.	Significant Accounting Policies, Continued

(14)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(15)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant Accounting Policies, Continued

(16)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest

3.	Significant Accounting Policies, Continued

(17)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(18)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.	Significant Accounting Policies, Continued

(19)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

3.	Significant Accounting Policies, Continued

(19)	Employee benefits, Continued

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

(v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

3.	Significant Accounting Policies, Continued

(21)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(22)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.	Significant Accounting Policies, Continued

(23)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from activation, basic charges, voice charge, data charge, data-roaming services and interconnection charges and such revenues except for the revenue from activation, are recognized as services are performed. Revenues related to activation of service is deferred and recognized over the average customer retention period.

Revenue from fixed-line services include revenue from domestic short and long distance charges, international phone connection charge, broadband internet services and such revenues are recognized as services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the recoverable award credits. The fair value of the services to be provided with respect to the recoverable award credits from the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected recovery rate and timing of the expected recovery. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be recovered and the recovered award credits in exchange for services.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

3.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(27)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(28)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them. Management believes the impact of the amendments on the Group’s consolidated financial statements is not significant.

(i)	K-IFRS No.1110, ‘Consolidated Financial Statements’

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

3.	Significant Accounting Policies, Continued

(28)	New standards and interpretations not yet adopted, Continued

(ii)	K-IFRS No.1111, ‘Joint Arrangements’

The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iii)	K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iv)	Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013.

(v)	K-IFRS No. 1113, ‘Fair Value Measurement’

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013.

(vi)	Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

Disclaimer:

The consolidated and separate financial statements and the respective accompanying notes included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements [as of and for the years ended December 31, 2011 and 2012] and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission[, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K].

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2012

(In millions of won)	December 31, 2012		December 31, 2011
Assets
Current Assets:
Cash and cash equivalents	(Won)	256,577	895,558
Short-term financial instruments		179,300	627,500
Short-term investment securities		56,401	90,573
Accounts receivable - trade, net		1,407,206	1,282,234
Short-term loans, net		75,449	88,236
Accounts receivable - other, net		383,048	774,221
Prepaid expenses		76,016	79,668
Derivative financial assets		9,656	83,708
Inventories, net		15,995	8,407
Non-current assets held for sale		121,337	—
Advanced payments and other		8,714	17,972

Total Current Assets		2,589,699	3,948,077

Non-Current Assets:
Long-term financial instruments		69	7,569
Long-term investment securities		733,893	1,312,438
Investments in subsidiaries and associates		7,915,547	4,647,506
Property and equipment, net		7,119,090	6,260,169
Investment property		—	30,699
Goodwill		1,306,236	1,306,236
Intangible assets		2,187,872	2,364,795
Long-term loans, net		49,672	75,282
Long-term accounts receivable - other		—	5,393
Long-term prepaid expenses		21,582	20,939
Guarantee deposits		149,373	155,389
Long-term derivative financial assets		52,303	104,897
Deferred tax assets		123,723	280,380
Other non-current assets		443	758

Total Non-Current Assets		19,659,803	16,572,450

Total Assets	(Won)	22,249,502	20,520,527

See accompanying notes to the separate financial statements.

(In millions of won)	December 31, 2012		December 31, 2011
Liabilities and Equity
Current Liabilities:
Short-term borrowings	(Won)	330,000	—
Current portion of long-term debt, net		713,072	1,044,519
Accounts payable - other		1,509,456	1,361,473
Withholdings		552,380	330,674
Accrued expenses		600,101	468,313
Income tax payable		52,267	277,836
Unearned revenue		252,298	282,891
Derivative financial liabilities		—	4,645
Provisions		286,819	656,597
Advanced receipts and other		46,693	40,058

Total Current Liabilities		4,343,086	4,467,006

Non-Current Liabilities:
Debentures, net, excluding current portion		3,992,111	2,590,630
Long-term borrowings, excluding current portion		348,333	115,330
Long-term payables - other		705,605	840,974
Long-term unearned revenue		160,820	212,172
Defined benefit obligation		34,951	26,740
Long-term derivative financial liabilities		63,599	—
Long-term provisions		99,355	134,264
Other non-current liabilities		124,594	167,109

Total Non-Current Liabilities		5,529,368	4,087,219

Total Liabilities		9,872,454	8,554,225

Equity
Share capital		44,639	44,639
Capital deficit and other capital adjustments		(236,160)	(236,016)
Retained earnings		12,413,981	11,837,185
Reserves		154,588	320,494

Total Equity		12,377,048	11,966,302

Total Liabilities and Equity	(Won)	22,249,502	20,520,527

See accompanying notes to the separate financial statements.

(In millions of won except for per share data)	2012		2011 (Restated)

Operating revenue:
Revenue	(Won)	12,332,719	12,551,256

Operating expense:
Labor cost		508,226	528,073
Commissions paid		5,576,763	5,226,570
Depreciation and amortization		1,724,707	1,658,808
Network interconnection		796,580	967,046
Leased line		431,522	415,585
Advertising		209,804	241,252
Rent		330,611	315,281
Cost of products that have been resold		295,757	194,507
Other operating expenses		783,361	819,636

Sub-total		10,657,331	10,366,758

Operating income		1,675,388	2,184,498

Finance income		381,930	415,912
Finance costs		533,198	223,656
Other non-operating income		161,756	23,224
Other non-operating expenses		133,647	121,074
Gain on disposal of investments in subsidiaries and associates		80,483	1,990
Loss on disposal of investments in subsidiaries and associates		2,265	6,473
Impairment loss on investments in associates		83,728	—

Income before income tax		1,546,719	2,274,421

Income tax expense		303,952	580,058

Net income for the period	(Won)	1,242,767	1,694,363

Basic earnings per share	(Won)	17,832	24,002

Diluted earnings per share	(Won)	17,406	23,343

See accompanying notes to the separate financial statements.

(In millions of won)	2012		2011

Net income	(Won)	1,242,767	1,694,363

Other comprehensive loss
Net change in unrealized fair value of available-for-sale financial assets		(146,203)	(450,459)
Net change in unrealized fair value of derivatives		(19,703)	34,347
Actuarial losses, net on defined benefit obligations		(10,838)	(13,241)

		(176,744)	(429,353)

Total comprehensive income	(Won)	1,066,023	1,265,010

See accompanying notes to the separate financial statements.

(In millions of won)
	Share capital		Capital deficit and other capital adjustments				Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
Balance, January 1, 2011	(Won)	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,824,356	736,606	11,580,958
Cash dividends		—	—	—	—	—	(668,293)	—	(668,293)
Treasury stock		—	—	(208,012)	—	—	—	—	(208,012)
Changes in subsidiaries		—	—	—	(2,980)	(381)	—	—	(3,361)
Total comprehensive income
Net income		—	—	—	—	—	1,694,363	—	1,694,363
Other comprehensive loss		—	—	—	—	—	(13,241)	(416,112)	(429,353)

Balance, December 31, 2011	(Won)	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302

Balance, January 1, 2012	(Won)	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Net income		—	—	—	—	—	1,242,767	—	1,242,767
Other comprehensive loss		—	—	—	—	—	(10,838)	(165,906)	(176,744)

Balance, December 31, 2012	(Won)	44,639	2,915,887	(2,410,451)	(18,855)	(722,741)	12,413,981	154,588	12,377,048

See accompanying notes to the separate financial statements.

(In millions of won)	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Net income for the period	(Won)	1,242,767	1,694,363
Adjustments for income and expenses		2,249,241	2,297,668
Changes in assets and liabilities related to operating activities		176,712	2,592,289

Sub-total		3,668,720	6,584,320
Interest received		45,748	131,789
Dividends received		30,568	40,767
Interest paid		(265,355)	(182,831)
Income tax paid		(318,164)	(539,988)

Net cash provided by operating activities		3,161,517	6,034,057

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net		35,416	125,000
Decrease in short-term financial instruments, net		455,700	—
Collection of short-term loans		273,147	185,845
Proceeds from disposal of long-term investment securities		449,720	215,085
Proceeds from disposal of investments in subsidiaries and associates		88,602	42,955
Proceeds from disposal of investment property		61,185	—
Proceeds from disposal of property and equipment		187,560	6,457
Proceeds from disposal of intangible assets		2,811	3,232
Collection of long-term loans		10,689	32,353
Proceeds from disposal of other non-current assets		644	332

Sub-total		1,565,474	611,259
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	(328,000)
Increase in short-term loans		(243,494)	(226,164)
Increase in long-term financial instruments		—	(7,509)
Acquisition of long-term investment securities		(4,425)	(242,288)
Acquisition of investments in subsidiaries and associates		(3,131,483)	(257,336)
Acquisition of property and equipment		(2,883,630)	(2,552,804)
Acquisition of intangible assets		(72,328)	(515,813)
Increase in long-term loans		(22)	(10,769)
Cash outflows from transfer of business		(3,387)	—
Increase in other non-current assets		(328)	—
Cash outflows from settlement of derivatives		—	(4,006)

Sub-total		(6,339,097)	(4,144,689)

Net cash used in investing activities		(4,773,623)	(3,533,430)

See accompanying notes to the separate financial statements.

(In millions of won)	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	330,000	—
Proceeds from long-term borrowings		1,986,800	—
Issuance of debentures		1,530,714	641,700
Cash inflows from settlement of derivatives		86,537	—

Sub-total		3,934,051	641,700
Cash outflows for financing activities:
Repayment of long-term borrowings		(1,650,000)	(500,000)
Acquisition of treasury stock		—	(208,012)
Repayment of current portion of long-term debt		(92,158)	(170,000)
Repayment of debentures		(558,184)	(532,160)
Payment of cash dividends		(655,133)	(668,293)
Cash outflows from settlement of derivatives		(5,415)	(25,783)

Sub-total		(2,960,890)	(2,104,248)

Net cash provided by (used in) financing activities		973,161	(1,462,548)

Net increase (decrease) in cash and cash equivalents		(638,945)	1,038,079
Cash and cash equivalents at beginning of the period		895,558	357,470
Effects of exchange rate changes on cash and cash equivalents		(36)	—
Decrease in cash and cash equivalents due to spin-off		—	(499,991)

Cash and cash equivalents at end of the year	(Won)	256,577	895,558

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2012, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
Institutional investors and other minority stockholders	49,331,547	61.09
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Consolidated and Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: provisions, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

(5)	Changes in accounting policies

1) Changes in accounting policies

(i) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(ii) Presentation of financial statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the annual period ended December 31, 2012. The Company’s operating profit (loss) is calculated as revenue less: (1) cost of goods sold, and (2) selling, general and administrative expenses, and is presented separately in the statement of income.

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, Continued

2) Impact of change in accounting policy

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	2012		2011
Operating income before adoption of the amendment	(Won)	1,703,497	2,086,648
Differences:
Other non-operating income
Fees revenues		6,617	6,173
Gain on disposal of property and equipment and intangible assets		142,988	1,760
Others		12,151	15,291

		(161,756)	(23,224)

Other non-operating expense
Impairment loss on property and equipment and intangible assets		15,438	—
Loss on disposal of property and equipment and intangible assets		9,628	15,752
Donations		77,357	88,652
Bad debt for accounts receivable - other		21,845	7,815
Others		9,379	8,855

		133,647	121,074

Operating income after adoption of the amendment	(Won)	1,675,388	2,184,498

(6)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it has de facto control of the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

(7)	Authorization for issuance of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Associates and jointly controlled entities in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Consolidated and Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. The carrying amount under previous K-GAAP on the date of transition to K-IFRS is considered to be the deemed cost of investments in subsidiaries and associates on the date of transition. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments. If equity instruments have predetermined redemption date and a period from the acquisition date to the redemption date is short, such as preferred stocks, such equity instruments are included in cash and cash equivalents.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and Structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over 3~20 years as estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

3.	Significant Accounting Policies, Continued

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 30 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant Accounting Policies, Continued

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest

3.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.	Significant Accounting Policies, Continued

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

3.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.	Significant Accounting Policies, Continued

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from activation, basic charges, voice charge, data charge, data-roaming services and interconnection charges and such revenues except for the revenue from activation, are recognized as services are performed. Revenues related to activation of service is deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the recoverable award credits. The fair value of the services to be provided with respect to the recoverable award credits from the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected recovery rate and timing of the expected recovery.

Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be recovered and the recovered award credits in exchange for services.

3.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences.

A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

3.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s consolidated financial statements is not significant.

(i)	K-IFRS No.1110, ‘Consolidated Financial Statements’

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

3.	Significant Accounting Policies, Continued

(25)	New standards and interpretations not yet adopted, Continued

(ii)	K-IFRS No.1111, ‘Joint Arrangements’

The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iii)	K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(iv)	Amendments to K-IFRS No. 1019, ‘Employee Benefits’

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013.

(v)	K-IFRS No. 1113, ‘Fair Value Measurement’

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

(vi)	Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

Disclaimer:

The consolidated and separate financial statements and the respective accompanying notes included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements [as of and for the years ended December 31, 2011 and 2012] and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission[, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K].

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 2. Objectives  (Text omitted)

‚ In order to achieve the above objectives, the Company carries on the following businesses:

1.~17. (Text omitted)

18. Any other incidental businesses relating to the foregoing activities (amended on Aug 31, 2011).

ƒ (Text omitted)

Article 2. Objectives  (Same as the present text)

‚ (Same as the present text)

1.~17. (Same as the present text)

18. Construction business, including the machinery and equipment business (newly established on March 22, 2013)

19. Any other incidental businesses relating to the foregoing activities

ƒ (Same as present text)

Adding a new business objective to the Articles of Incorporation

Article 20. Announcement and Public Notice of Convening of General Meeting  (Text omitted)

‚ The written or digital notice of convening General Meeting of Shareholders to Shareholders holding not more than one (1) percent of the total number of shares with voting rights issued and outstanding shall be replaced by public notices given respectively at least twice in “The Korea Economy Daily” and “MK Business News” published in Seoul, two (2) weeks prior to the Meeting. Public notice of a Meeting shall include the statement that a General Meeting will be held and the agenda of the Meeting

Article 20. Announcement and Public Notice of Convening of General Meeting  (Same as the present text)

‚                                                          prior to the Meeting, or by public notices via electronic means as prescribed by the relevant laws and regulations.                                         . (amended on March 22, 2013)

Making the Articles of Incorporation consistent with the laws and regulations in force

3.	Approval of the Appointment of Directors

(1)	Candidate for Executive Director

Name	Term	Profile	Remarks

Cho, DaeSik	3Years

•     Education

•     B.A. in Sociology, Korea University

•     M.B.A., Clark University

•     Career

•     CEO, SK Holdings Co., Ltd. (‘13~ Current)

•     CFO, Head of Finance Division and Risk Mgmt. & Corporate Auditing Office, SK Holdings (‘12)

•     Head of Business Mgmt. Office, SK Holdings (’10~’11 )

•     Head of Corporate Business Mgmt. Office, SK Holdings (’09)

•     SVP, Finance Mgmt. & Strategy Office, SK Holdings (’07 ~’08)

New Appointment

(2)	Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks

Oh, DaeShick	3Years

•     Education

•     B.A. in Archeology, Seoul National University (’73)

•     Career

•     Outside Director, CJ Corporation (’11 ~ Current)

•     Outside Director, Doosan Corporation (’10 ~ To resign)

•     Advisor, Bae, Kim & Lee LLC (Law firm) (’08 ~ Current)

•     Head of Seoul Regional Tax Office (‘07~’08)

•     Head of Investigation Dept., Korea National Tax Service (‘06~’07)

•     Head of Policy Promotion Dept., Korea National Tax Service (‘05~’06)

•     Head of Investigation Dept., Seoul Regional Tax Office (‘03~’05)

New Appointment

4.	Approval of the Appointment of a Member of the Audit Committee

(1)	Candidate for Audit Committee Member

Name	Term	Profile	Remarks

Oh, DaeShick	3Years

•     Education

•     B.A. in Archeology, Seoul National University (’73)

•     Career

•     Outside Director, CJ Corporation (’11 ~ Current)

•     Outside Director, Doosan Corporation (’10 ~ To resign)

•     Advisor, Bae, Kim & Lee LLC (Law firm) (’08 ~ Current)

•     Head of Seoul Regional Tax Office (‘07~’08)

•     Head of Investigation Dept., Korea National Tax Service (‘06~’07)

•     Head of Policy Promotion Dept., Korea National Tax Service (‘05~’06)

•     Head of Investigation Dept., Seoul Regional Tax Office (‘03~’05)

New Appointment

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2012	Fiscal year 2013

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 25, 2013